UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
American Public Education, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
02913V103

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02913V103	13G	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	02913V103	13G	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	02913V103	13G	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	02913V103	13G	Page	5	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	02913V103	13G	Page	6	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	02913V103	13G	Page	7	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	02913V103	13G	Page	8	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	02913V103	13G	Page	9	of	12	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%

12	TYPE OF REPORTING PERSON

	IN

Page 10 of 12 Pages
This Schedule 13G Amendment No. 1 (this “Amendment”) amends without restating the Schedule 13G filed February 14, 2008 (the “Original 13G”). Except as specifically amended below, the Original 13G shall remain as such were in effect immediately prior to this Amendment. Capitalized terms not defined in this Amendment shall have their respective meanings as set forth in the Original 13G.
Item 4. Ownership:
     The third paragraph of Item 4(a) is hereby deleted and replaced in its entirety by the following:
     Fund III is the holder of record of 96,010 shares of the Issuer’s Common Stock. Fund III-A is the holder of record of 3,990 shares of the Issuer’s Common Stock. Collectively, the Funds hold 100,000 shares of the Issuer’s Common Stock.
     Item 4(b) and 4(c) are hereby deleted and replaced in their entirety by the following:
     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 17,951,839 shares of Common Stock issued and outstanding as of November 1, 2008, in the Issuer’s Form 10-Q filed on November 12, 2008. The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of the Issuer’s Common Stock held of record by the Funds.

CPS III	0.6%
CPSM	0.6%
Fund III	0.6%
Fund III-A	0.6%
Berkeley	0.6%
Hughes	0.6%
Johnston	0.6%
Warnock	0.6%
(c)	Number of shares as to which the person has:
     (i) Sole power to vote or to direct the vote

CPS III	0
CPSM	0
Fund III	0
Fund III-A	0
Berkeley	0

Page 11 of 12 Pages

Hughes	0
Johnston	0
Warnock	0
(ii) Shared power to vote or to direct the vote
CPS III	100,000
CPSM	100,000
Fund III	100,000
Fund III-A	100,000
Berkeley	100,000
Hughes	100,000
Johnston	100,000
Warnock	100,000
(iii) Sole power to dispose or to direct the disposition of
CPS III	0
CPSM	0
Fund III	0
Fund III-A	0
Berkeley	0
Hughes	0
Johnston	0
Warnock	0
(iv) Shared power to dispose or to direct the disposition of
CPS III	100,000
CPSM	100,000
Fund III	100,000
Fund III-A	100,000
Berkeley	100,000
Hughes	100,000
Johnston	100,000
Warnock	100,000

Page 12 of 12 Pages
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Exhibits
     Exhibit 1 – Agreement regarding filing of joint Schedule 13G (attached).
     Exhibit 2 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2009

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC, its sole manager

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Manager, LLC

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact